

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

James Bradley
Chief Financial Officer
New Providence Acquisition Corp.
10900 Research Blvd, Ste 160C PMB 1081
Austin, Texas 78759

> **Re: New Providence Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 27, 2021**
> **File No. 001-39040**

Dear Mr. Bradley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2021 letter.

Revised Preliminary Proxy Statement filed January 27, 2021

Cover Page

1.   Your response to prior comment 12 indicates that the practical effect of the Class C voting rights formula is to "cap the aggregate voting power of the Class C Common Stock so that, in most scenarios, the voting power of the Class C Common Stock does not increase, or increases more slowly than it would otherwise in the event the Class C holders acquire additional voting stock in SpaceMobile." Please revise your cover page and elsewhere to describe the practical effect of your Class C voting rights formula.

Cautionary Note Regarding Forward-Looking Statements, page 5

2.   You disclose that the proxy statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Section 27A(b)(1)(B) of the

Securities Act expressly states that the safe harbor for forward-looking statements is not available in connection with an offering of securities by a blank check company. Please delete your reference to this safe harbor provision or clarify that it does not apply to your company.

Questions and Answers About the Business Combination
How will SpaceMobile be managed following the Business Combination... ?, page 14

3. Revisions made in response to prior comment 1 disclose the voting power controlled by Key Holders. Please revise here to define Key Holders and disclose Mr. Avellan's economic interest in the company following the offering.

Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information, page 96

4. We note your response to prior comment 7. Please explain why the non-controlling interest should now be presented as a part of stockholders' equity instead of temporary equity when the issuer does not control the redemption feature. That is, the redemption of the AST Common Units for cash or other assets is not solely within the issuer's control. We refer you to ASC 480-10-S99-3A(2), (4) and (5). It appears that the redemption provision is in the control of the Redemption Election Committee not the issuer. Please advise.

Proposal No. 1 - The Business Combination Proposal
The Board's Reasons for Approving the Business Combination, page 135

5. We note the expanded disclosure about your assumptions in response to prior comment 8. Please explain how you have a reasonable basis to support these assumptions in light of your limited operating history and the fact that you project subscriber adoption ten years into the future. Please address the following:

- Please describe the basis used to estimate the potential subscribers who will become customers and the type of plan that they will subscribe to. In your speed of adoption bullet point, consider disclosing your projected subscribers by the three categories you list. For example, tell us your estimate of how many of the 700 million people who have no mobile coverage will subscribe to your services. It appears that this potential pool of customers will have the added cost to obtain mobile phones and may have greater uncertainty in becoming subscribers. Further, it would seem that the lack of visibility into the future limits your ability to project ten years of subscriber adoption of your products on a reasonable and supportable basis and that a shorter timeframe may be warranted.

- You state that there are high barriers for entry for competitors. Explain how your assumption takes into account new technology that might emerge that would allow entry to competitors who would want to participate in your profitable marketplace.

James Bradley
New Providence Acquisition Corp.
February 10, 2021
Page 3

This assumption seems to become increasingly unreliable and more subjective over a longer period of time. Also, terrestrial cellular coverage area might improve during this period of time as well.

• You state that agreements and relationships with telecommunications companies insulate against direct competition. Indicate how your revenue projections take into account revenue sharing agreements. Disclose the relevant terms of revenue sharing agreements.

• Explain whether any comparable companies have similar cost and profitability experiences that you have projected. If not, explain why you will achieve success while these companies have failed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Julian Seiguer, Esq.